Exhibit 99.3

Management’s Discussion and Analysis

For the Years Ended December 31, 2009 and 2008

LABOPHARM INC.

Management’s Discussion and Analysis

For the Years Ended December 31, 2009 and 2008

The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2009 and 2008 and related notes thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“U.S. GAAP”). A reconciliation to U.S. GAAP can be found in note 27 of our consolidated financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2009, as compared to the year ended December 31, 2008 and for the year ended December 31, 2008, as compared to the year ended December 31, 2007. This review was performed by management with information available as at February 24, 2010. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our products and product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of products and product candidates;

•

our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to hire and retain qualified employees;

•	the manufacturing capacity of our third-party manufacturers for our products and product candidates; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2009 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as at the date of this document. Except as required by law, we undertake no obligation and do not intend to update these forward-looking statements.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our lead product, a once-daily formulation of the analgesic tramadol, is being commercialized internationally and we are continuing to pursue additional launches in key markets around the world. Our second product, OLEPTRO™, a novel once-daily formulation of trazodone (a serotonin antagonist reuptake inhibitor) for the treatment of major depressive disorder (“MDD”) has received regulatory approval from the U.S. Food and Drug Administration (“FDA”) and we are in the process of finalizing the commercialization plan for our product with the intention of launching it in the U.S. market during 2010. We have submitted an application for regulatory approval in certain countries in Europe for our third product, a twice-daily formulation that combines the analgesics tramadol and acetaminophen into a single tablet and plan to pursue regulatory approval in other countries. We are also developing a series of abuse- and misuse-deterrent products based on our proprietary Contramid®-based technology platform. In addition, we have other products in development utilizing our Contramid or our polymeric nano-delivery system™ (“PNDS™”) technologies.

Our commercialization program for our once-daily tramadol product recognizes three markets – the United States, Europe and the rest of the world – in each of which we are marketing our product, primarily through licensing and distribution arrangements with international or local pharmaceutical companies. To date, we have entered into agreements for the marketing and distribution of our product in the United States, several European countries, Canada, South Korea, Australia, Israel, Turkey, and Brazil, among others. Our product is currently being marketed and sold in 17 countries, including the United States, where it was launched by our marketing partner, Purdue Pharma Products L.P. (“Purdue Pharma”), under the brand name RYZOLT™ in May 2009. Our most recent agreement was finalized in December 2009, when we announced that we had completed a distribution and supply agreement with Merck Sharp & Dohme Limited (“MSD”), a United Kingdom (“U.K.”) subsidiary of Merck & Co., Inc., under which MSD will distribute and market TradorecTM XL (once-daily tramadol based on our proprietary Contramid® technology). Under the terms of the agreement, MSD has the exclusive right to market and sell Tradorec XL in England, Northern Ireland, Scotland, Wales, the Channel Islands and the Isle of Man. We will supply MSD with finished, packaged product at a fixed transfer price inclusive of gross margin. We have also received an up-front payment of 650 British pounds. We are pursuing licensing and distribution agreements for other markets around the world and are in discussion with potential partners to commercialize our product in other jurisdictions.

End-user sales of RYZOLT in the U.S., to date, have not met expectations and we are working closely with Purdue Pharma to address the matter.

In August 2009, a decision was rendered with respect to the patent-infringement litigation initiated by Purdue Pharma against Par Pharmaceutical Companies, Inc. (“Par”) relating to Ultram® ER. Based on this decision, the FDA granted Par’s generic formulation of Ultram ER final regulatory approval and, in November 2009, Par launched its product in the U.S. Although Ultram ER, and therefore any generic version of it, including Par’s product, is not A/B rated to RYZOLT (meaning it cannot be substituted for RYZOLT at the pharmacy), the launch of Par’s product may impact U.S. sales of RYZOLT. Purdue Pharma has since filed an appeal against the decision. In addition, in September 2009, we received notice from Sun Pharma Global FZE (“Sun”) advising that it has submitted an Abbreviated New Drug Application (“ANDA”) to the FDA for approval to market 100, 200 and 300 mg generic versions of RYZOLT (tramadol hydrochloride extended-release 100, 200 and 300 mg tablets) in the U.S. under the Drug Price Competition and Patent Term Restoration Act, known as the Hatch-Waxman Act. RYZOLT has a new dosage form market exclusivity period that prevents final approval of Sun’s ANDA until the exclusivity period expires on December 31, 2011. Purdue Pharma initiated an action for patent infringement against Sun on November 5, 2009.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor, is intended to provide a new treatment option for patients with MDD that addresses some of the issues with use of existing antidepressants. Treating MDD with antidepressant medications is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks. Reasons for discontinuing antidepressant treatment can include suboptimal efficacy, the exacerbation of symptoms such as sleep disturbance, agitation and sexual dysfunction, and adverse events such as weight gain. In a Phase III placebo controlled study of patients with MDD, our trazodone formulation demonstrated antidepressant efficacy, including rapid onset of therapeutic response, improved overall quality of sleep and a well tolerated adverse event profile, including a very low rate of sexual dysfunction and no weight gain compared to placebo.

In September 2008, we submitted a New Drug Application (“NDA”) to the FDA seeking approval to market our once-daily trazodone formulation in the United States. On July 17, 2009, we received a complete response letter from the FDA indicating that our NDA could not be approved in its present form due to deficiencies following the Agency’s inspection of the active pharmaceutical ingredient (API) manufacturing facility, which was completed on July 3, 2009. The API manufacturer submitted an action plan addressing the deficiencies on July 24, 2009. Following discussions with the FDA, we also submitted our complete response letter to the Agency on August 11, 2009. On August 25, 2009, we announced the FDA had accepted our response regarding our novel formulation of the antidepressant trazodone as complete and assigned us a new action date under the Prescription Drug User Fee Act (“PDUFA”) of February 11, 2010. In October 2009, the API manufacturer received a letter from the FDA stating that it had appropriately addressed all deficiencies cited by the FDA following its inspection of the manufacturing facility.

On February 2, 2010, our novel once-daily trazodone formulation, which we have branded OLEPTRO, was approved by the FDA and we are actively exploring several alternatives for its commercialization in the U.S. with the goal of maximizing the commercial value of our product in this market. Such alternatives range from out-licensing the product to a distribution partner while retaining the right to some degree of co-promotion, through a full co-promotion arrangement under which Labopharm would share the sales function with a partner. We expect to finalize the commercialization plan for OLEPTRO in the near term and launch to occur by the third quarter of this year. We are well advanced in our preparations for our product’s launch, having completed market research with physicians, patients and third-party payors, developed a positioning and marketing campaign, and finalized product manufacturing and packaging arrangements.

We plan to commercialize OLEPTRO in other markets around the world for which we have the marketing rights under a cross-licensing agreement we have entered into with Gruppo Angelini. In October 2009, our New Drug Submission in Canada was accepted for review with a targeted action date of August 4, 2010. We also plan to seek regulatory approval in other countries.

Our twice-daily formulation of tramadol and acetaminophen is designed to improve patient benefit by extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our Contramid technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol-acetaminophen, in addition to providing immediate relief of moderate to moderately severe pain, can also provide sustained relief for a full 12-hour period, allowing patients to enjoy pain relief all day and all night by taking just one pill in the morning and one pill in the evening.

In December 2009, we initiated the regulatory approval process for our twice-daily tramadol-acetaminophen formulation in Europe under the Decentralized Procedure (“DCP”) through the submission of a marketing authorization application with a Reference Member State (Iceland). The DCP provides an efficient mechanism that allows a company to simultaneously pursue regulatory approval for a medicinal product in multiple jurisdictions in Europe. The regulatory authorities of both Reference Member State and Concerned Member States will achieve consensus regarding approval of the product and all Member States grant national Marketing Authorizations based upon that consensus decision. National Marketing Authorizations will be provided thereafter. In October 2009, we completed an exclusive distribution and supply agreement with Grünenthal GmbH (“Grünenthal”) for a number of countries in Europe, under which we will supply Grünenthal with unpackaged tablets and will receive a fixed price generating a gross margin. We received 3,500 Euros on signature and 500 Euros shortly thereafter, after Grünenthal had completed its audit of our contract manufacturing organization, 1,000 Euros of which is reimbursable if approval is not obtained, and we could receive up to 3,500 Euros in additional milestone payments upon achievement of certain product reimbursement approvals prior to the launch of the product. We are currently in discussion with Grünenthal to potentially expand our agreement to include additional European countries. We have also initiated discussions with potential marketing and distribution partners in Canada, as well as other countries around the world where we also plan to seek regulatory approval, and are currently evaluating the merits of our dossier for filing in the U.S. and Canada.

The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently marketed product, followed by controlled-release characteristics. Consequently, we initiated development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. In August 2009, we entered into an agreement under which we are engaged to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, using our proprietary controlled-release technology, Contramid. If our formulation is successful, the agreement provides an option to the pharmaceutical company to license the technology for worldwide rights, the terms of which would need to be mutually agreed to.

Controlled-release medications offer significant value to patients, however, the abuse and misuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our abuse- and misuse-deterrent technology will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief. We have completed pre-clinical, proof-of-principle studies of our platform using once-daily tramadol as a safe representative of the controlled-release opioid class of drugs. The positive results of the pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to our once-daily tramadol product and the in vitro studies demonstrated abuse- and misuse-deterrent characteristics. In December 2009, we initiated the clinical program for the first product that we are developing based on this platform, an abuse- and misuse-deterrent formulation of a widely prescribed combination pain product.

In addition to those products based on our Contramid technology, we are developing product candidates based on our PNDS technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS oral platform. In addition, in December 2009, we entered into a feasibility study agreement with a third-party under which we agreed to formulate drug compounds of the third-party using our PNDS technology.

Our Goal

Our goal is to leverage the commercialization of our once-daily tramadol and trazodone products to build a portfolio of commercialized products that generate revenue for the Company. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2009, we had an accumulated deficit of $273,625. Our ability to continue to fund our operations is essential and we are constantly monitoring our capital and financial position. In June 2009, we amended our debt facility agreement with Hercules Technology Growth Capital, Inc. (“Hercules”) resulting in repayment terms which provide us with greater short-term financial flexibility, as principal repayments which were scheduled to start in July 2009, were deferred by twelve months. The amendments have resulted in lower interest expense in 2009, as no additional funds were drawn down in 2009, and are expected to provide additional liquidity through 2010 and 2011, as a result of the delayed principal repayments. In June 2009, we also entered into a $2,555 three-year revolving credit facility with one of our bankers, of which $2,549 is outstanding as at December 31, 2009. In November 2009, we signed a standby equity distribution agreement (“SEDA”) with YA Global Master SPV LTD (the “Purchaser”) pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares, at the conditions further described hereafter. Subsequent to year-end, on February 18, 2010, we completed a public offering generating net proceeds of approximately $18,960, for the issuance of 11,764,706 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. On February 23, 2010, the underwriters exercised in full their overallotment option and as a result we issued 1,764,706 additional units generating additional net proceeds of approximately $2,950.

Consequently, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our products are expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond December 31, 2010. In light of the inherent uncertainties associated with the ability to secure licensing or distribution agreements, the commercialization of products including the impact of generic threats, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product and increase sales in various markets throughout 2010 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or local regulatory pricing policies, and foreign currency rates. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2003, we have secured distribution and license agreements for the marketing and distribution of our once-daily tramadol product that cover a number of countries, and which have generated $40,999 to date in licensing payments.

Under our agreement with Purdue Pharma for the marketing of our once-daily tramadol product in the United States market under the brand name RYZOLT, we have agreed to supply finished packaged product at our cost to Purdue Pharma, for which we will be recording revenue from product sales generating essentially no gross margin. In April 2009, we shipped the first orders to Purdue Pharma. Our agreement with Purdue Pharma provides for a 20% royalty on their net sales. The royalty rate can increase up to 25% if certain annual net sales levels are achieved by Purdue Pharma.

We believe that revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization, namely our once-daily formulation of trazodone, as well as our twice-daily formulation of tramadol and acetaminophen.

Selling, General and Administrative Expenses

As we expand our operations in order to become an international commercial organization with significant product sales, our selling, general and administrative expenses should increase as we build our infrastructure for our sales, marketing, manufacturing, and product support efforts. These incremental costs to support increasing commercial operations and product sales are necessary in order for us to remain an international organization with increasingly diverse operations, as we expand our primary focus to include not only research and development activities, but also a more significant role in the commercialization and marketing of our products.

CHANGES IN ACCOUNTING POLICIES

Handbook Section 3064, Goodwill and Intangible Assets, released by the Canadian Institute of Chartered Accountants (“CICA”), was adopted on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The application of this new section had an impact on our financial results, as we will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the year ended December 31, 2008, the adoption of these new standards resulted in the following changes: a $287 increase [2007 –$243] in selling, general and administrative expenses, a $175 decrease [2007 – $129] in amortization of intangible assets, for a $112 increase [2007 – $114] in net loss. The basic and fully diluted net loss per share for the year ended December 31, 2008 increased by $0.002 from $0.71 to $0.72 [2007 – increased by $0.002 from $0.64 to $0.65]. Furthermore, software that is not an integral part of the related hardware or equipment, is now included in intangible assets rather than property, plant and equipment, resulting in a decrease in the net carrying value of property, plant and equipment of $472 as at December 31, 2008, with a corresponding increase in intangible assets.

Also in January 2009, the Emerging Issues Committee issued Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on our interim consolidated financial statements.

SELECTED ANNUAL INFORMATION

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Revenue	24,572	22,014	18,998
Net loss[1]	(26,110)	(40,639)	(36,689)
Basic and diluted net loss per share[1]	(0.46)	(0.72)	(0.65)
Total assets[1]	49,120	67,787	97,586

Long-term liabilities
Total deferred revenue	17,302	13,862	21,408
Total obligations under capital lease	5,342	5,613	5,816
Total long-term debt	22,497	23,643	13,647

[1]	As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted retroactively in 2009 with restatement of prior fiscal periods.

Total revenue is primarily related to our once daily-tramadol product and has progressed moderately over the last two years, primarily as a result of growth in certain territories, and the amount recognized as revenue of the licensing payments received. Net loss has considerably decreased in 2009 compared to the previous two years, primarily as a result of a decrease in research and development spending. Total assets have decreased primarily as a result of the decrease in our marketable securities, as these are converted into cash to fund our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.

Revenue Recognition

We recognize revenue from product sales, royalties, research and development collaborations, and licensing arrangements, which may include multiple elements. Our distribution and license agreements for our products typically include the following deliverables: a license for the customer to sell the product in the licensed territory, additional services to get the product approved in the licensed territory and product support throughout the term of the agreement, and supply of products during the term of the agreement. Consideration for the deliverables can include up-front and/or milestone payments as well as a unit price for the supply of product. Up-front and milestone payments are generally non-refundable. If refundable however, any payment received, or portion of such payment, would be precluded from revenue recognition until the refund condition lapses. Distribution and license agreements are generally not cancellable unless there is a material breach by one of the parties or a significant change in market conditions or mutual agreement between the parties, at which time any amounts remaining in deferred revenue would be recognized. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Product sales – Revenue from sales of products is recognized, when the product is shipped to our customers, provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by us according to the underlying agreement, based on our historical experience where relevant, or according to a floor price, where appropriate. Milestone payments received upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonably assured.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. Milestone fees specifically tied to a separate earnings process and deemed to be substantive and at risk are recognized as revenue when such milestones are achieved and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement or the term over which we maintain substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which we expect to maintain substantive contractual obligations changes following significant events or circumstances.

Royalty revenue – Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectability. Royalties are calculated as a percentage of net sales realized by the licensee of our product. The licensee’s net sales consist of revenues from product sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. We recognize royalties on our licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectibility is reasonably assured.

Revenue from the launch of a new product, whether it be in the form of royalties or product sales and for which we or our licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any payments received or receivable in advance of recognition are recorded in deferred revenue.

In 2005, we received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma, which was being recognized as revenue on a straight-line basis until November 2010, which was the estimated term over which we had substantive contractual obligations. As at December 31, 2009, we have revised the term over which we expect to maintain substantive contractual obligations towards Purdue Pharma to December 31, 2013. This period may be shortened or extended further as a result of future events or circumstances. Prior to December 31, 2009, we were recognizing $3,468 per year as licensing revenue with respect to this up-front payment, an impact of $0.06 on the basic and diluted net loss per share; following this change in estimate, the amount will be $795 per year, an impact of $0.01 on the basic and diluted net loss per share.

During the year ended December 31, 2009, for the first time we recorded royalty revenue from the commercialization of RYZOLT in the U.S. market, amounting to $962. Considering that RYZOLT was just recently launched in May 2009, we believe it is currently appropriate to record our royalties using the sell-through method, where revenue is recognized upon shipment of the product to the end user customer based on third-party prescription data. We consider that this third-party prescription data is reliable and provides an adequate basis in order to estimate our royalty revenue.

Impairment Loss on Long-term Investment

As at December 31, 2008, we held non-bank sponsored asset-backed commercial paper (“Montreal Proposal ABCP”) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP (“Amended Plan”).

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, we received in exchange of our Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. We have designated the Long-term Notes as held-for-trading.

We estimate the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at December 31, 2009. The valuation technique we used to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. We estimate that the Long-term Notes will generate interest returns ranging from 0.00% to 2.50% until their maturity which is assumed to be at the end of 2016. The discount rates used consider several factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and the nature of the underlying assets. A discount rate of 8.70% was used for the Class A-1 notes, 11.20% for the Class A-2 notes, and 22.20% for the Class B notes, resulting in a weighted average discount rate of approximately 11.50%. The fair-value of the Class C Notes is estimated to be nil due to the significant uncertainty as to the ultimate collectibility of these notes as a result of their estimated credit risk. As at December 31, 2009, based on our valuation model, the fair value of the Long-term Notes is estimated to be $2,885.

Since the fair value of the Long-term Notes is determined using a number of assumptions and is based on our assessment of market conditions as at December 31, 2009, the fair values reported in subsequent periods may change materially. The most significant variable in our valuation of the Long-term Notes is the discount rate or the yield that prospective investors will require. We conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of our Long-term Notes ranging from $2,594 to $3,177. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $172.

Impairment of Long-lived Assets

Property, plant and equipment and intangible assets including intellectual property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year. We have not recorded write-downs for any of our property, plant and equipment and other long-lived assets for the year ended December 31, 2009 nor the year ended December 31, 2008.

Refundable Investment Tax Credits

We incur research and development expenditures which are eligible for refundable investment tax credits from the government of the Province of Québec. The investment tax credits recorded are based on our estimates of amounts we expect to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. The amount of research and development tax credit receivable recorded as at December 31, 2009 is $2,584, and is related to 2009 and 2008. Furthermore, the amount of $1,514 received for 2007 is also subject to audit by the Province of Québec, and as such can be subject to a repayment. We believe we have taken an appropriate provision for any such potential repayment, but the amount ultimately assessed could be different.

Valuation Allowance on Future Tax Assets

We recorded a valuation allowance on all future tax assets related primarily to operating losses and research and development expenses carry-forwards, except for those required to meet future tax liabilities and certain future tax assets in the U.S. totalling $124. We have concluded that the related tax benefits, except as noted above, are more likely than not, not to be realized based on our historical results and estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or the generation of future taxable income in these jurisdictions could result in the recognition of some portion or all of these carry-forwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

Canada Revenue Agency Audit

We are being audited by the Canada Revenue Agency (“CRA”) with respect to the 2002 sale of an undivided interest in certain of our intellectual property rights to our foreign subsidiaries, and with respect to our international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised us of its intent to issue a proposal for the reassessment of our tax returns on the basis of a proposed recharacterization of our operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carry-forwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carry-forwards in Ireland and Barbados. Since the tax benefit of these loss carry-forwards is currently offset by the valuation allowance, there should be no impact on the current consolidated balance sheet or statements of operations except as noted hereafter with respect to federal investment tax credit claims. No income tax should currently be payable. In addition, when we become profitable and have used up all our loss carry-forwards, our effective tax rates would be higher since a greater portion of our revenue would be deemed taxable in Canada.

We would also be required to adjust our claims for federal non-refundable investment tax credits recognized in the amounts of $2,667 for the year ended December 31, 2007 which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense.

If the proposal is received, we will evaluate our options to defend against the proposed assessment. We believe that the way we manage and have managed our international operations are in compliance with the Income Tax Act. These matters are nevertheless under review with the CRA. We believe we have taken adequate reserves to address the potential valuation issues with respect to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 in 2006 and a corresponding reduction in the valuation allowance. The ultimate resolution of these matters could result in material adjustments to the amounts provided in the accounts.

Stock-based Compensation

We account for our stock option plan for our directors, executives and employees, using the fair value method. The fair value of stock options at the grant date is determined using the Black-Scholes option pricing model and expensed over the vesting period of the options. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price and the expected life of the options issued. We also estimate the number of awards that are expected to be forfeited at the time of grant and we revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for Doubtful Accounts

We review our accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in our allowance for doubtful accounts. Based on the information available, we believe the allowance for doubtful accounts is appropriate; however, actual write-offs might exceed the recorded allowance. As at December 31, 2009, we did not have an allowance for doubtful accounts.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. The following provides explanations on fluctuations of our results of operations.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

For the year ended December 31, 2009, total revenue amounted to $24,572 compared to $22,014 for the year ended December 31, 2008.

For the year ended December 31, 2009, product sales of our once-daily tramadol product were $18,480 compared to $13,158 in 2008, and consisted of the following.

For the year ended:	December 31, 2009	December 31, 2008
Product sales – U.S.	2,674	—
Product sales – other territories	15,806	13,158

	18,480	13,158

As shown above, the increase in product sales is partly attributable to the shipments of RYZOLT to Purdue Pharma in 2009 in order to launch our product in the U.S. In territories outside the U.S., volumes in tablets sold were higher in 2009 versus 2008, primarily due to higher volumes in Europe, while average price per tablet was also higher due to a more favourable product mix.

During 2009, we recognized licensing revenue of $4,902, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product and our twice-daily tramadol-acetaminophen combination formulation. Licensing revenue for the year ended December 31, 2008 was $8,856. The decrease in 2009 is primarily explained by the fact that during the year ended December 31, 2008, we reached an agreement with Recordati Ireland Ltd. (“Recordati”) to reacquire the sales and marketing rights to our once-daily tramadol product for the U.K. Under the terms of this agreement, we received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a milestone payment previously recognized. Following the conclusion of this agreement we had no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue, together with the unrecognized portion of the $1,118 payment. There was no licensing revenue from Recordati recognized in 2009.

During the year ended December 31, 2009, following launch in the U.S. of our once-daily tramadol product under the brand name RYZOLT, we recognized royalty revenue of $962, representing 20% of Purdue Pharma’s net sales based on the sell-through method.

As previously discussed, in August 2009 we entered into a prototype development and option agreement under which we are developing a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company. Under the agreement, an up-front payment of $321 was receivable of which $183 was recognized as revenue from research and development contracts during 2009, and the balance recorded as deferred revenue. Furthermore, in December 2009, we entered into a feasibility study agreement with a third-party under which we will formulate up to five drug compounds of the third-party using our PNDS technology. Under the agreement, an up-front payment of $201 was receivable of which $45 was recognized as revenue from research and development contracts during 2009, and the balance recorded as deferred revenue. The total amounts due under the agreements will be recognized as the services are performed or milestones reached, as provided in our revenue recognition policy.

Cost of Goods Sold

For the years ended December 31, 2009 and December 31, 2008 cost of goods sold, excluding amortization, were $8,345 and $5,818, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

As previously discussed, product sales to Purdue Pharma for the U.S. market are essentially at cost and therefore generate essentially no gross margin. As a result, gross margin figures discussed below exclude product sales and cost of goods sold for product sold to Purdue Pharma in order to provide a more meaningful understanding of our gross margin achieved on product sales outside the U.S. Gross margin for territories outside the U.S. as a percentage of product sales revenue is 61.5% for 2009, compared to 55.8% for 2008.

	For the years ended
	Dec. 31, 2009	Dec. 31, 2008
Product sales – outside the U.S.	15,806	13,158
Cost of goods sold – outside the U.S.	6,079	5,819

Gross margin – outside the U.S.	9,727	7,339

Gross margin %	61.5%	55.8%

The increase in our gross margin percentage for territories outside the U.S. during 2009 compared to 2008 is primarily due to higher average selling prices per tablet as previously noted. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs or write-ups, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses, before government assistance, for 2009 were $14,013 compared to $25,339 for 2008, an $11,326 or 45% reduction. The decrease is primarily due to lower clinical trial activity in 2009 as compared to 2008. In 2008, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001), and conducted several pharmacokinetic and other studies for various products in our pipeline, in particular for our once-daily formulation of trazodone, for which we also incurred filing fees of $1,196 in 2008 as a result of our NDA submission to the FDA. In 2009, there was significantly lower clinical trial activity, due to the timing of our development efforts for the various product candidates in our pipeline, combined with reductions in certain early stage research and development programs, and a reduction in headcount, resulting from our cost reduction initiatives.

Our once-daily formulation of trazodone and our twice-daily formulation of tramadol and acetaminophen are the two most significant projects that have not yet generated significant operating revenue. A detailed description of the development stage of these projects, the type of expenditures made and to be made, and the plan to take these projects forward are included in the Overview section.

Provincial refundable research and development tax credits for the year ended December 31, 2009 were $1,310 compared to $1,888 in the previous year. During 2008, we reversed a provision of $614 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2009 were relatively constant at $26,274 compared to $26,683 for the year ended December 31, 2008. Various additional costs were incurred in 2009, including the following: i) an amount of $450 was accrued in selling, general and administrative expenses in relation to our contingent liability with respect to royalties that would be payable on net revenue generated from the commercialization of a controlled-release technology purchased in 1994. Although we have always considered that no amount is owed, the parties have nevertheless initiated informal settlement discussions, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings; ii) an increase of $213 in our share of patent defense litigation costs claimed by Purdue Pharma; iii) an increase in insurance costs due to unfavourable foreign currency rate and increased product liability coverage following launch of our once-daily tramadol product in the U.S.; iv) increased sales and marketing expenses due to our sales and commercialization effort in the U.K.; and v) increased market research and analysis for the most advanced products in our portfolio, particularly our once-daily trazodone formulation in preparation for an expected product launch in 2010. These cost increases were virtually offset by cost reductions in other areas including: i) a reduction of $714 in stock-based compensation expense; and ii) a reduction in external legal fees due to an increase in our internal capabilities as well as a reduction in activity requiring specialized external consultation, namely for regulatory purposes with respect to our appeal to the FDA for the approval of our once-daily tramadol product in the U.S. during 2008.

Financial Expenses

Financial expenses for the year ended December 31, 2009 were $4,296 compared to $3,133 for the year ended December 31, 2008. The increase is primarily attributable to the higher average outstanding long-term debt balance in 2009, resulting from our additional US$5,000 term loan draw down in October 2008, as well as the interest on the previously discussed patent defense litigation costs payable to Purdue Pharma which bears interest at the Wall Street Journal Prime Rate plus 2%.

Impairment Loss on Long-term Investment

During 2008, we recorded an impairment loss of $1,291 on our Montreal Proposal ABCP held at that time. On January 21, 2009, the Montreal Proposal ABCP was exchanged for new Long-term Notes. As previously discussed, no gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008, and no loss or gain was recognized on the exchange as the estimated fair value of the Long-term Notes received was equal to the carrying value of the Montreal Proposal ABCP at the exchange date. Based on our evaluation of the estimated fair value of the Long-term Notes as at December 31, 2009, no adjustment to the carrying value was deemed necessary. The amount ultimately recovered on the Long-term Notes may differ materially from this estimate.

Amortization

For the year ended December 31, 2009 amortization amounted to $1,822 compared with $1,975 for the year ended December 31, 2008, decreasing slightly primarily as a result of the reduction in capital expenditures in 2009.

Interest Income

Interest income for the year ended December 31, 2009 was $417 compared with $1,874 for the year ended December 31, 2008. The decrease is primarily attributable to lower average cash and investment balances, combined with lower average rates of return earned on our investments in 2009.

Foreign Exchange Loss (Gain)

For 2009, we recorded a foreign exchange gain of $3,239, compared to a foreign exchange loss of $2,235 for 2008. The foreign exchange gain realized in 2009 resulted primarily from the realized gain on maturity of marketable securities denominated in U.S. dollars resulting from the favourable foreign exchange rate fluctuation between the time the marketable securities were purchased and when they matured, combined with the strengthening of the Canadian dollar versus the U.S. dollar and the resulting unrealized foreign exchange gain related to our long-term debt and certain working capital items denominated in U.S. dollars, partially offset by the unrealized foreign exchange loss on cash held in foreign currency.

As at December 31, 2009, we held US$814 of marketable securities for which an unrealized foreign exchange loss of $158 was recorded as an element of accumulated other comprehensive loss. Once these investments mature in 2010, any realized gain or loss will then be recorded into income.

Restructuring Charge

In November 2009, we announced a plan to reduce our total number of employees by 35 positions or approximately 22% of our workforce, effective November 6, 2009. As a result of the plan, we incurred $897 in restructuring costs including termination notice, termination benefits, severance, and employee career transition services. No additional costs are expected in subsequent reporting periods with respect to this restructuring.

Net Loss and Net Loss Per Common Share

For 2009, net loss was $26,110 or $0.46 per common share, compared with $40,639 or $0.72 per common share, for 2008. The decrease in net loss is primarily the result of lower research and development expenses, the foreign exchange gain recorded in 2009 compared to the foreign exchange loss in 2008, and the absence of impairment loss on long-term investment, partially offset by lower interest income, higher financial expenses, and the restructuring charge incurred in 2009.

Fourth Quarter Results

During the fourth quarter of 2009, revenue was $6,721 compared to $4,433 for the fourth quarter of 2008. Product sales in the fourth quarter of 2009 were $4,664 compared to $3,278 in the corresponding period in 2008. Product sales outside the U.S. were $4,485, an increase of $1,207 or 37% compared to 2008. The year over year difference for product sales outside the U.S. is primarily attributable to an increase in sales volume combined to higher average selling prices in 2009 versus 2008, due to a more favourable product mix. The gross margin on product sales for the fourth quarter of 2009 was $2,484 or 55% and was negatively affected by a $105 write-down for excess finished goods inventory we held for sales in the U.K.; as a result of our distribution and supply agreement for our once-daily tramadol product in the U.K. completed in December 2009, MSD has chosen to start distributing our product in January 2010 using brand new manufactured product and not take on the inventory we had available, which required us to take this write-down. The gross margin on product sales for the fourth quarter of 2008 was $1,849 or 56%.

Licensing revenue for the fourth quarter of 2009 was $1,238, compared to $1,155 for the corresponding period in 2008. This increase is primarily due to the additional up-front payments we received in 2009 for distribution of our products, namely from Grünenthal for our twice-daily tramadol-acetaminophen combination formulation, and more recently from MSD for distribution of our once-daily tramadol product in the U.K., such up-front payments being recognized over the period where we maintain substantive contractual obligations as per our agreements. Royalties from Purdue Pharma on sales of our once-daily tramadol product in the U.S. were $637 for the fourth quarter of 2009 [none in 2008], while revenue from our previously discussed research and development collaborations amounted to $182 [none in 2008].

Research and development expenses, net of government assistance, decreased to $2,606 in the fourth quarter of 2009 from $5,187 in the corresponding period in 2008.

	For the years ended
	Dec. 31, 2009	Dec. 31, 2008
Research and development expenses, before government assistance	3,016	4,228
Less: Government assistance	410	(959)

Research and development expenses, net	2,606	5,187

Research and development expenses, before government assistance, decreased to $3,016 in the fourth quarter of 2009 from $4,228 in the corresponding period in 2008, primarily as a result of lower clinical trial activity. As a result of the change in our tax planning strategy, research and development tax credits were negative $959 for the fourth quarter of 2008, due to the reversal of previously recorded Canadian federal research and development tax credits for 2008, compared to positive research and development tax credits of $410 in the corresponding period in 2009.

Selling, general and administrative expenses decreased to $5,241 in the fourth quarter of 2009, from $10,604 in the corresponding period in 2008. Patent litigation costs were $3,645 lower in the fourth quarter of 2009 compared to the corresponding period in 2008. Our commercialization costs in the United Kingdom were $450 lower in the fourth quarter of 2009 compared to the corresponding period in 2008, since early in the fourth quarter of 2009, we had started the process of eliminating our commercialization efforts in the U.K. in order to reduce costs, in preparation of the transfer of the distribution responsibilities to MSD in January 2010, while in 2008 we had a full quarter of costs related to the creation and maintenance of the sales force for the promotion of our product in the U.K. Stock-based compensation was lower by $302 in the fourth quarter of 2009 compared to the corresponding period in 2008.

Financial expenses were $1,286 during the fourth quarter of 2009, including $210 of interest on the patent defense litigation costs owed to Purdue Pharma for prior periods, which had previously been recorded in selling, general and administrative expenses, and $86 of interest owed to Purdue Pharma specifically for the fourth quarter of 2009. Financial expenses also include primarily interest on our term loan and our capital lease obligations. Financial expenses for the fourth quarter of 2008 were $980 and did not include any interest on the patent defense litigation costs owed to Purdue Pharma.

During the fourth quarter of 2008, we recorded an additional impairment loss of $200 on our long-term investment, or Montreal Proposal ABCP, following our revision of its estimated fair value. No adjustment to the fair value of our long-term investment was recorded in 2009.

Interest income decreased to $39 in the fourth quarter of 2009, from $320 in the corresponding period of 2008, due primarily to the lower cash and investments balances and lower yields.

As a result of the change in tax planning, income taxes amounted to a recovery of $1,559 for the quarter ended December 31, 2008, due to the reversal of previously recognized income taxes during the year, compared to an income tax recovery of $10 for the fourth quarter of 2009.

A foreign exchange loss of $440 was incurred during the fourth quarter of 2009, compared to a foreign exchange loss of $2,039 incurred in the corresponding period in 2008.

As previously discussed, during the fourth quarter of 2009, we incurred restructuring costs of $897.

Net loss for the fourth quarter of 2009 decreased to $6,358 or $0.11 per share, from $14,626 or $0.26 per share in the corresponding period in 2008. The decrease in net loss is primarily the result of higher revenues, and lower patent litigation costs included in selling, general and administrative expenses, lower research and development expenses, and a lower foreign exchange loss.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

For the year ended December 31, 2008, total revenue amounted to $22,014 compared to $18,998 for the year ended December 31, 2007.

For the year ended December 31, 2008, product sales were $13,158, representing a 10.2% increase over the $11,935 recorded for the year ended December 31, 2007 and consisted of sales of our once-daily tramadol product. The year over year increase is primarily attributable to higher average selling prices per tablet compared to 2007, due primarily to a more favourable country mix, combined with an increase in volume. In 2008, we initiated shipments in Romania, South Korea, Australia and Israel.

During 2008, we recognized licensing revenue of $8,856, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product. Licensing revenue for the year ended December 31, 2007 was $5,846. The increase is primarily explained by the fact that during the year ended December 31, 2008, we reached an agreement with Recordati to reacquire the sales and marketing rights to our once-daily tramadol product for the U.K. and as a result we recorded a non-recurring licensing revenue of $4,423. Prior to the conclusion of this agreement, we were recognizing as licensing revenue $102 per quarter on a straight-line basis for licensing payments previously received from Recordati.

For the year ended December 31, 2007, revenue generated from research and development collaborations amounted to $1,217 while there was no revenue generated from research and development collaborations in 2008. This revenue was derived from our relationship with an existing partner under which we were engaged to develop additional dosage strengths of our once-daily tramadol product.

Cost of Goods Sold

For the years ended December 31, 2008 and December 31, 2007, costs of goods sold (excluding amortization) were $5,818 and $7,216, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

Cost of goods sold for the year ended December 31, 2008 includes an inventory write-down of $255, net of subsequent reversals, primarily in relation to the finished goods inventory which we repurchased from Recordati as part of the termination agreement. The write-down was necessary due to the relatively low remaining shelf life of these products and our estimate of their net realizable value. During the year ended December 31, 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a net write-down of $1,422 for previously capitalized inventory costs and related deposits to contract manufacturers, which we had incurred in anticipation of U.S. approval expected in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. Additionally, during 2007, we settled a dispute with a vendor in relation to services performed in 2006. As a result of this settlement, we reversed, in cost of goods sold, previously recorded accounts payable to the vendor totalling $236.

Excluding the above mentioned elements, gross margin as a percentage of product sales revenue, was 56.9% for the year ended December 31, 2008 compared to 50.4% for the year ended December 31, 2007. In 2008, this increase in our gross margin percentage compared to 2007, reflects primarily lower packaging costs, as well as a higher average selling price per tablet, as previously discussed. The reduction in our packaging costs is the result of pricing negotiations with our vendor, and reflects our efforts to reduce our costs of goods sold to improve our gross margin. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses, before government assistance, for the year ended December 31, 2008 were $25,339 compared to $27,568 for the year ended December 31, 2007. The decrease is primarily due to lower clinical trial expenses. In 2008, despite an increased level of clinical trial activity, clinical trials expenses were relatively lower, primarily because the Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001) is significantly less expensive than the Phase III clinical trial for our once-daily formulation of trazodone (04ACL3-001). Additionally, non-cash stock-based compensation expense included in research and development expenses decreased by $568, as the fair value of the options granted was significantly lower, due to the relatively lower average stock price during the year. In 2008, we were also scaling-down on certain early stage research and development programs by way of postponement of high cost third-party development activities. These decreases were partially offset by the filing fees of $1,196 associated with our NDA submission to the FDA for our once-daily trazodone product in 2008.

Research and development tax credits for the year ended December 31, 2008 were $1,888 compared to $3,985 in the previous year. During the first quarter of 2008, we released reserves of $614 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

The research and development tax credits by jurisdiction are as follows:

For the years ended December 31,	2008 $	2007 $
Canadian federal research and development tax credits	—	2,667
Provincial research and development tax credits	1,888	1,318

	1,888	3,985

In 2007, we had chosen not to deduct from our taxable income certain discretionary research and development expenses which have an unlimited carry-forward period in order to generate a Canadian federal tax expense, allowing us to utilize a corresponding amount, as indicated in the previous table, of non-refundable Canadian research and development tax credits which have a limited carry-forward period. The Canadian government has announced future reductions in Canadian federal corporate income tax rates and longer carry-forward periods for the non-refundable Canadian research and development tax credits. As a result, we revised our tax planning strategy in 2008 and chose to deduct our discretionary research and development expenses, thereby not generating a Canadian federal tax expense and not claiming Canadian research and development tax credits. This will allow us in the future to utilize our tax credits to offset a larger amount of taxable income. The impact of this change in strategy for 2008 was that research and development expenses net of government assistance were higher than they would have been should we have used the same approach as 2007, income tax expense was lower, and our tax credits carry-forwards were higher.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2008 were $26,683 compared to $20,578 for the year ended December 31, 2007, an increase of $6,105 or 30%. The increase is primarily due to legal fees of $5,758 recorded in 2008. In relation with the enforcement of certain U.S. patents held by Purdue Pharma which are related to our once-daily tramadol product, we initiated discussions with Purdue Pharma with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. As a good faith gesture, on July 30, 2008, we deposited with Purdue Pharma an amount of $924 which was recorded in selling, general and administrative expenses in the quarter ended June 30, 2008. Considering that our once-daily tramadol product was approved in the U.S. on December 30, 2008, we had agreed to pay an additional amount of $4,834 for our share of legal costs incurred up to December 31, 2008 and we had accordingly accrued for such amount and recorded a corresponding selling, general and administrative expense.

The increase in selling, general and administrative expenses is also attributable to higher headcount and related compensation expenses, together with increased sales and marketing expenses, including costs related to the creation and maintenance of a sales force for the promotion of our product in the U.K., increased market research and analysis for the most advanced products of our portfolio, and expenses related to the branding of our once-daily trazodone product and our twice-daily tramadol and acetaminophen formulation. This increase was partially offset by a decrease of $1,271 in non-cash stock-based compensation expense. A similar number of options was granted in 2008 and 2007, however the grant date fair value of the options was significantly lower in 2008 due to the relatively lower average stock price, as described previously.

Financial Expenses

Financial expenses for the year ended December 31, 2008 were $3,133 compared to $1,931 for the year ended December 31, 2007. The increase is primarily attributable to the higher average outstanding long-term debt balance in 2008, following the US$15,000 debt financing in December 2007 and the additional US$5,000 draw down in October 2008.

Impairment Loss on Long-term Investment

We recorded an impairment loss of $1,291 on our long-term investment for the year ended December 31, 2008, compared to an impairment loss of $1,474 for the year ended December 31, 2007. The impairment represented the difference between our estimate of the fair value, and the acquisition cost of our long-term investment together with the related accrued interest. It is reasonably possible that the amount ultimately recovered may differ materially from this estimate.

Amortization

For the year ended December 31, 2008 amortization amounted to $1,975 compared with $1,845 for the year ended December 31, 2007, increasing as a result of the amortization of the additional capital assets acquired during 2008 and 2007, including laboratory equipment, information technology and office equipment, and internally generated patents and other intellectual property rights.

Interest Income

Interest income for the year ended December 31, 2008 was $1,874 compared with $3,478 for the year ended December 31, 2007. The decrease is primarily attributable to a lower average cash and investment balances, combined with lower average rates of return earned on our investments in 2008.

Foreign Exchange Loss

For the year ended December 31, 2008, we recorded a foreign exchange loss of $2,235, compared to a loss of $37 for the year ended December 31, 2007. The 2008 foreign exchange loss resulted from the relative weakening of the Canadian dollar versus the U.S. dollar and the unfavourable impact this fluctuation had on our term loan, which is denominated in U.S. dollars, partly offset by the corresponding favourable impact on the portion of our cash balance denominated in U.S. dollars. However, as at December 31, 2008, we held US$9,683 of marketable securities for which an unrealized foreign exchange gain of $1,284 was recorded on our balance sheet in accumulated other comprehensive income. When these investments matured in 2009, any realized gain or loss was recorded in income. In 2007 our various foreign exchange gains and losses virtually offset each other.

Income Taxes

For the year ended December 31, 2008, income tax recovery amounted to $59 compared to an income tax expense of $2,501 for the year ended December 31, 2007. As previously discussed, in 2007 we had not deducted certain discretionary research and development expenses in order to generate a Canadian federal tax expense, thus allowing us to utilize our non-refundable Canadian federal research and development tax credits, which was recorded as a reduction of research and development expenses, contrary to the tax planning strategy utilized in 2008.

Net Loss and Net Loss Per Common Share

Net loss for the year ended December 31, 2008 was $40,639 or $0.72 per common share, compared with $36,689 or $0.65 per common share, for the year ended December 31, 2007. The increase in net loss is primarily the result of higher selling, general and administrative expenses primarily due to the patent litigation costs, higher foreign exchange loss and financial expenses, and lower interest income, partially offset by higher revenues and lower income taxes.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Three months ended
	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008
Product sales	4,664	5,187	4,827	3,802	3,278	3,863	3,859	2,158
Licensing	1,238	1,191	1,318	1,155	1,155	5,576	1,064	1,061
Royalties and other	819	247	124	—	—	—	—	—

Total Revenue	6,721	6,625	6,269	4,957	4,433	9,439	4,923	3,219

Net loss [1]	(6,358)	(6,904)	(4,874)	(7,974)	(14,625)	(6,017)	(10,253)	(9,743)

Basic and diluted net loss per common share	(0.11)	(0.12)	(0.09)	(0.14)	(0.26)	(0.11)	(0.18)	(0.17)

[1]	As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted retroactively in 2009 with restatement of prior fiscal periods.

Product sales have generally trended upwards over the last eight quarters as we have continued to launch our once-daily tramadol product in various territories, and sales have generally increased in launched countries as our product continues to gain market share in most of these markets. In 2009, the increase in the second and third quarters was primarily the result of the launch of our product in the U.S. Certain markets are however underperforming, including the U.S., and we are working with our distributors to address the various market dynamics in these countries.

Licensing revenue is generally stable quarter to quarter as any licensing payments received are generally recognized straight-line over the term of the underlying agreement. As previously discussed, a non-recurring licensing revenue was realized in the third quarter of 2008 when we reacquired the rights to our once-daily tramadol product in the United Kingdom from Recordati.

Net loss has been variable over the last eight quarters, and is impacted primarily by the level of our research and development spending, and more recently by the volatility in our share of patent litigation fees as invoiced to us by Purdue Pharma on a quarterly basis, since the second quarter of 2008, as well as the foreign exchange gain or loss incurred primarily as a result of the high volatility of the U.S. currency versus the Canadian dollar and the effect this had on the carrying value of our long-term debt, marketable securities, and cash denominated in U.S. dollars, and the resulting impact on our results of operations.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2009, we had an accumulated deficit of $273,625. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing revenue, product sales, royalties, research and development tax credits, collaborative research contracts and interest income.

In June 2009, we amended our debt facility agreement with Hercules. Under the amended agreement, we have postponed the date from which we are required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and have changed the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. We believe that the amended agreement provides us with greater financial flexibility. The amendments have resulted in lower interest expense in 2009 and will provide additional liquidity through 2010 and 2011.

In June 2009, we also entered into a revolving credit facility with the National Bank of Canada. Under the credit agreement, we can borrow an amount of up to 45%, or $2,555, of the principal value of our Long-term Notes for an initial three-year period, subject to certain conditions. At the end of the three-year period, under certain conditions we have the option of repaying any amount owing by surrendering the Long-term Notes. Borrowings under the credit facility can be in the form of floating rate loans bearing interest at the Bank’s reference rate less 1%, or at discounted banker’s acceptances plus stamping fees. As at December 31, 2009, $2,549 of the available credit facility was used, bearing an effective weighted average interest rate of 1.06%.

On November 24, 2009, we entered into a standby equity distribution agreement (“SEDA”) with YA Global Master SPV LTD (the “Purchaser”) pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares provided that in no event may we sell more than the lower of (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the agreement, and at our sole discretion, we may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase our common shares. The per share purchase price for these shares will equal the daily volume weighted average price of our common shares on each date during a ten-day pricing period, subject to a minimum price which we may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00. On January 7, 2010, pursuant to a draw-down notice presented to the Purchaser on December 20, 2009, we received $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount.

Furthermore, on February 18, 2010, we completed a public offering generating net proceeds of approximately $18,960, for the issuance of 11,764,706 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. On February 23, 2010, the underwriters exercised in full their overallotment option and as a result we issued 1,764,706 additional units generating additional net proceeds of approximately $2,950. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30 per share, exercisable at any time during the period beginning six months and ending three years following the date of issuance.

Cash, cash equivalents and marketable securities totalled $24,504 as at December 31, 2009 compared to $44,893 as at December 31, 2008, a decrease of $20,389, primarily as a result of funds used in operating activities. The investment of our funds is governed by our corporate investing policy, which monitors the safety and preservation of principal and which limits the amount invested by issuer and the duration or term of the investment instrument. The primary objectives of our investment portfolio are liquidity and capital preservation. As at December 31, 2009, our marketable securities were issued by a wholly-owned subsidiary of the Canadian Federal government.

As at December 31, 2009, accounts receivable totalled $4,736 and primarily included trade receivables. Research and development tax credits receivable totalled $2,584 and included the estimated refundable tax credits earned during the years ended December 31, 2008 and 2009. Inventories totalled $2,637 and consisted of raw materials including trazodone API in anticipation of the launch of OLEPTRO in 2010, intermediate finished product (primarily bulk tablets of once-daily tramadol) and finished packaged goods. Accounts payable and accrued liabilities totalled $18,124 as at December 31, 2009 and included trade and other payables, accrued compensation expenses, restructuring costs remaining to be paid, as well as patent litigation costs payable totalling $9,479. Under a cost-sharing agreement, these patent litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the United States until such patent litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be paid. The patent litigation costs payable includes interest payable on the outstanding balance at the Wall Street Journal Prime Rate plus 2%, which was 5.25% as at December 31, 2009. Deferred revenue totalled $17,302 as at December 31, 2009 and included primarily the unrecognized portion of the licensing fees received from the various licensees of our once-daily tramadol product, and of our twice-daily tramadol-acetaminophen combination formulation. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, considering our recent public equity offering, we believe that our cash, cash equivalents and marketable securities, anticipated revenue from the commercialization of our products, research and development tax credits, and funds available under our SEDA, should be sufficient to finance our operations and capital needs beyond December 31, 2010. However, in light of the inherent uncertainties associated with the ability to secure licensing or distribution agreements, the commercialization of products including the impact of generic threats, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Cash Requirements

The following aggregated information about our contractual obligations and other commitments aims to provide insight into our short- and long-term liquidity and capital resource requirements. The information presented in the table below does not include obligations that have original maturities of less than one year:

	Payments due by year
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt obligation	27,791	7,055	20,736	—	—
Capital lease obligations	9,171	1,023	2,026	2,244	3,878
Operating leases	402	192	191	19	—

Total contractual obligations	37,364	8,270	22,953	2,263	3,878

The long-term debt obligations are the estimated cash payments we expect to make for our revolving credit facility, and for our U.S. currency denominated term loan with Hercules based on the December 31, 2009 exchange rate, and as such these payments are subject to change based on currency fluctuation. Capital and operating lease obligations pertain primarily to our facilities in Canada, the United States and Europe and the related amounts shown in the above table are the payments due by us in connection with such agreements. There are no significant capital expenditure commitments as at December 31, 2009.

We have entered into a long-term supply agreement with a third-party for the commercial manufacturing of our once-daily tramadol product. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be effective, we have estimated that the minimum remaining commitment related to this agreement could reach approximately $11,678 for the purchase of bulk tablets in 2010 and 2011.

Under the terms of the agreement, any shortfall on the purchase commitments may result, in certain circumstances, in an indemnification payment by us at the end of the term of the agreement. We are currently discussing with the third-party to review the terms of the agreement, including the elimination of the minimum volume requirements. We currently believe that no indemnification payment will be required at the end of the term of the agreement. The ultimate outcome of these discussions is however uncertain. We have not recorded any liability with respect to this matter.

Cash Flows

Funds used in operating activities prior to net changes in other operating items amounted to $24,575 for 2009 compared to $32,414 for 2008, decreasing primarily as a result of our lower net loss. Funds generated from net changes in our other balance sheet items related to our operations were $5,937 in 2009 compared to funds used of $1,708 for 2008. This difference is primarily due to the up-front licensing payment received from Grünenthal in 2009 in relation to our twice-daily tramadol-acetaminophen combination formulation, the majority of which was recorded in deferred revenue, as well as the recognition as licensing revenue in 2008 of the balance of the licensing payments which had been received from Recordati, as a result of reacquiring the marketing rights to our once-daily tramadol in the U.K., as was previously discussed.

Funds generated by investing activities for 2009 amounted to $33,176 compared to $18,158 in 2008, primarily reflecting the proceeds from maturities or disposals of marketable securities net of their reinvestment. Capital expenditures for 2009 were $417 compared to $1,807 for 2008, a decrease reflecting our cost reduction initiatives and preservation of cash approach. Capital expenditures for 2009 were primarily related to the acquisition of laboratory and plant equipment, and internally generated patents.

For 2009, funds generated by our financing activities amounted to $2,345 compared to $5,524 in 2008. The funds generated in 2009 reflect primarily the draw down from our revolving credit facility in July 2009, while in 2008 they primarily reflect the US$5,000 draw down of Tranche B on our term loan with Hercules in October 2008.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Letters of credit amounting to $125 were issued to the lessors of our facilities in Ireland and in the U.S. as collateral for our performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $133 which have been classified as restricted investments.

We periodically enter into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require we compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

RELATED PARTY TRANSACTIONS

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is the Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited, and a former director of the Company (up to May 2008). The fees paid by us to ACPharma Ltd. during 2009 and 2008 were $304 and $331, respectively. The amounts were recorded at their exchange amounts and are subject to normal trade terms.

FINANCIAL INSTRUMENTS

A complete analysis of our financial instruments including their extent, their classification, their carrying value, their fair value including the methods and assumptions used to determine their fair value, as well as a discussion of foreign exchange risk, interest rate risk, credit risk and liquidity risk, including risk sensitivities, can be found in Note 24 to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2008, CICA issued Section 1582, Business Combinations, which replaces Section 1581, Business Combinations. This standard establishes standards for the accounting for a business combination. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. We will be evaluating the effects of adopting this new standard as required.

In December 2009, the Emerging Issues Committee issued Abstract EIC-175, Multiple Deliverable Revenue Arrangements, which provides an alternative method for determining the selling price of deliverables under revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC-175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. We will be evaluating the effects of adopting this new standard.

OUTSTANDING SHARE DATA

The number of shares outstanding as of February 24, 2010, is 71,567,941 and has increased by 14,111,577 since December 31, 2009 due to: i) the issuance of 13,529,412 common shares as part of our public offering completed on February 18 and the overallotment option exercised by the underwriters on February 23, 2010; ii) the issuance of 482,165 common shares on January 8, 2010 pursuant to the $1,000 draw down on the SEDA; and iii) the exercise of 100,000 warrants by Hercules for the purchase of 100,000 common shares at $0.89 per share.

As at February 24, 2010, 795,152 warrants for the purchase of one common share each at $0.89 per share were outstanding and exercisable up to December 28, 2012. In addition, pursuant to our public offering completed on February 18 and 23, 2010, 13,529,412 warrants for the purchase of one-half of a common share each at US$2.30 per share, were outstanding, and exercisable starting August 18 or 23, 2010 until February 18 or 23, 2013.

The number of options outstanding as at February 24, 2010, is 5,702,600 and has increased by 770,117 since December 31, 2009 due to the granting of 794,150 stock options and the expiry of 24,033 stock options.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canada’s Accounting Standards Board (AcSB) has announced that, effective January 1, 2011, International Financial Reporting Standards (IFRS) will replace current Canadian GAAP for publicly accountable enterprises. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption are also expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011, when we will prepare both the current and comparative financial information using IFRS. We commenced our IFRS conversion project in 2008.

Pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and also to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, we present the following information regarding our IFRS changeover plan. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Our plan incorporates six significant items, as follows: (i) accounting policies and financial statement preparation, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures; (v) training and communications , including investor relations and external communications plans; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures. Throughout 2010, we will continue to review remaining standards for their application to our operations, carry out impact assessments and provide targeted training. We will also make accounting policy choices and prepare our accounting system accordingly, to enable preparation of our opening financial position under IFRS for 2010.

Although our impact assessment activities are underway, continued progress is necessary before we can prudently increase the specificity of the disclosure of the impacts of IFRS.

Progress Towards Completion of Our IFRS Changeover Plan

Summarized hereafter is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of December 31, 2009. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. Additional information will be provided as we move towards the changeover date.

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Accounting policies and financial statement preparation

Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover to be completed by approximately the first quarter of 2010

Final selection of accounting policy alternatives by the changeover date

Preliminary identification of IFRS differences completed by the third-party experts and review by management underway

Evaluation and selection of accounting policy alternatives is ongoing

Third-party experts are assisting in the transition

Expected changes in IFRS being monitored

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Information technology and data systems

Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual recordkeeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

		Changes to significant systems and dual record-keeping process to be completed in time for the second quarter of 2010	No IFRS differences with significant system impacts have been identified to date Dual record-keeping solution design is underway

Internal control over financial reporting (ICFR)

Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual recordkeeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes to be completed by the second quarter of 2010. Conduct management evaluation of new or revised controls throughout 2010

Update the Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls

Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun

Training and communication	Provide training to affected employees of operating units and management Communicate progress of changeover plan to internal and external stakeholders	Timely training provided to align with work under changeover – training to be completed by mid-2010 Communicate effects of changeover for 2011 financial planning process, by the third quarter of 2010

Selected training for resources directly engaged in the changeover and general awareness to broader group of finance employees

Periodic internal and external communications about our progress are ongoing

Third-party experts are assisting in the transition

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Business activities

Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans

		Changes to be completed by the third quarter of 2010	No potential impact identified to date

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

As at December 31, 2009, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer have concluded that the disclosure controls and procedures of the Company were effective and provide reasonable assurance that material information related to the Company would be made known to them on a timely basis and reported as required.

Also at December 31, 2009, an evaluation of the effectiveness of internal controls over financial reporting, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer have concluded that the internal controls over financial reporting of the Company were effective and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

These evaluations were based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A disclosure committee comprised of members of senior management assists the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer in their responsibilities.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.